Patria Reports Second Quarter 2023 Earnings Results Grand Cayman, Cayman Islands, August 3, 2023 – Patria (Nasdaq:PAX) reported today its unaudited results for the second quarter ended June 30, 2023. The full detailed presentation of Patria's second quarter 2023 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/. Alex Saigh, Patria’s CEO, said: “Patria’s second quarter results reflect continued solid financial performance, as we delivered Distributable Earnings of 30 cents per share, driven by steady and growing Fee Related Earnings and again a contribution from Performance Fees. Fee Earning AUM is up 8% from the prior quarter and 15% from one year ago, and capital formation is accelerating with organic inflows of $1.5 billion in the quarter plus the announcement of our new partnership with Bancolombia. I am pleased with our execution so far this year, and we remain focused and committed to our targets for 2023 and beyond.” Financial Highlights (reported in $ USD) Patria IFRS results included $35.7 million of net income attributable to Patria in Q2 2023. Patria generated Fee Related Earnings of $33.8 million in Q2 2023, up 9% from $31.1 million in Q2 2022, with an FRE margin of 56%. Distributable Earnings were $43.6 million for Q2 2023, or $0.30 per share. Dividends Patria has declared a quarterly dividend of $0.251 per share to record holders of common stock at the close of business on August 16, 2023. This dividend will be paid on September 8, 2023. Conference Call Patria will host its second quarter 2023 earnings conference call via public webcast on August 3, 2023 at 9:30 a.m. ET. To register and join, please use the following link: https://edge.media-server.com/mmc/p/bv3uj5p8 For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion. About Patria Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $28.2 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com.

Forward-Looking Statements This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled "Risk Factors" in our 424(b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. Contact Josh Wood t +1 917 769 1611 josh.wood@patria.com Andre Medina t +1 345 640 4904 andre.medina@patria.com